FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of October, 2005


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)




COLT announces major contract with Commerzbank

One of the largest contracts from a financial institution in COLT's history - worth over EUR 15 million in revenues

COLT, a leading European provider of business communications, today announced it has been awarded a major new contract, worth more than EUR15 million in revenues over five years, by Commerzbank AG, one of Germany's largest banks. The agreement, one of the largest in COLT's 13-year history, will see COLT manage and upgrade a major part of Commerzbank's national and European communications infrastructure delivering higher speed communications at lower costs.

Jean-Yves Charlier, Chief Executive Officer at COLT, said, "We welcome the strengthening of our relationship with Commerzbank as a strong indicator of our leadership position in providing communications services to the Financial sector across Europe."

COLT, Germany's second largest alternative fixed line operator, will manage the communications network for approximately 190 Commerzbank sites across Germany and set up and manage a significant part of Commerzbank's national wide area network (WAN) backbone - 11 sites throughout the country. Rollout is scheduled for completion in late 2006. COLT will also continue to operate the majority of the Commerzbank European network. The bank's offices in Dublin, London, Amsterdam, Brussels, Paris, Barcelona, Madrid, Milan and Frankfurt will all be supported by COLT's owned and operated 20,000km European network.

COLT was selected over other suppliers because of the reach and quality of its fibre network which supports, either directly or through partners, more than 50,000 businesses across Europe. COLT will connect Commerzbank's 11 backbone sites across Germany with redundant 155 Mbit/s lines based on proven SDH technology. Furthermore, Commerzbank's 190 branch offices are interconnected via COLT's ATM network using secure VPN services.

For individual branches Commerzbank opted for a multi-vendor approach and selected three different communications providers. Roland Schneider, Network Services Manager at Commerzbank, explains: "We took deliberate advantage of the competition between providers. Our positive experience with COLT in the past meant that we chose COLT in all areas where our branches could be connected up to its own network. COLT responded to our requirements with the utmost flexibility. We were very impressed by both this responsiveness and the cost-efficiency offered by COLT."

Wolfgang Essig, Managing Director, Germany at COLT added: "Commerzbank is one of our key clients and has benefited from our services since 1996. I am therefore delighted at this major new order and consolidation of our long-term relationship."

COLT provides the communications infrastructure that underpins more than 1,000 financial organisations in 13 European countries. Customers include the world's top 25 financial institutions, Europe's top seven stock exchanges and the top three global providers of financial information.

About COLT
COLT is a leading European provider of business communications. COLT specialises in providing data, voice and managed services to midsize and major businesses and wholesale customers. It has more than 50,000 customers across all industry sectors. COLT owns and operates a 13-country, 20,000km network that includes metropolitan area networks in 32 major European cities with direct fibre connections into 10,000 buildings and 12 COLT data centres.

COLT Telecom Group plc is listed on the London Stock Exchange (CTM.L) and NASDAQ
(COLT). Information about COLT and its services can be found at www.colt.net

For more information, please contact:

Gill Maclean
COLT
Head of Corporate Communications
+44 (0) 20 7863 5314
gill.maclean@colt.net

Rebecca English
COLT
UK PR Manager
+44 (0) 20 7390 3160
rebecca.english@colt.net






                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 6th of October, 2005                           COLT Telecom Group plc



                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary